                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ______________________

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                E&B MARINE INC.
- --------------------------------------------------------------------------------
                               (NAME OF ISSUER)
                    Common Stock, $001 par value per share
- --------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)
                                  268215 20 9
                   ----------------------------------------
                                (CUSIP NUMBER)

                              RANDOLPH K. REPASS
                               West Marine, Inc.
                              500 Westridge Drive
                     Watsonville, California   95076-4100
                                (408) 728-7400
- --------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                                 April 2, 1996
                   ----------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of this class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              PAGE 1 OF 12 PAGES.

- -----------------------                                  ---------------------
  CUSIP NO. 268215209                   13D                PAGE 2 OF 12 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      West Marine, Inc.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                            [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OR ORGANIZATION
 6
      Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,327,745
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      2,327,745

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      55.3

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

- -----------------------                                  ---------------------
  CUSIP NO. 268215209                   13D                PAGE 3 OF 12 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Randolph K. Repass
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                            [_]
 5

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OR ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,327,745
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      2,327,745

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      55.3

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                              Page 4 of 12 Pages


         With respect to each contract, agreement or other document referred to herein and filed with the Securities and Exchange Commission as an exhibit to this report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

Item 1.  Security and Issuer.
- ------   -------------------

         This statement relates to the Common Stock, par value $.001 per share (the "Shares"), of E&B Marine Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 201 Meadow Road, Edison, New Jersey 08818.

Item 2.  Identity and Background.
- ------   -----------------------

         This statement is being filed by West Marine, Inc., a Delaware corporation ("West Marine"), and Randolph K. Repass ("Repass"). West Marine is primarily engaged in the retail sale of recreational boating supplies and apparel in the United States through its stores and catalogs which it distributes several times each year. The principal office of West Marine is located at 500 Westridge Drive, Watsonville, California 95076-4100.

         The name, business or residence address, present occupation or employment and citizenship of Repass and each of the other executive officers and directors of West Marine are set forth in Exhibit A hereto and are incorporated herein by reference.

         During the last five years, none of Repass, West Marine or West Marine's other executive officers and directors has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds.
- ------   --------------------------

         On April 2, 1996, West Marine, WM Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of West Marine ("Merger Sub"), and the Issuer, entered into an Agreement and Plan of Merger ("Plan of Merger"), pursuant to which, upon the satisfaction of certain conditions, Merger Sub will be merged at the effective time (the "Effective Time") with and into the Issuer (the "Merger"), the Issuer will become a wholly-owned subsidiary of West Marine, and each of the outstanding Shares will be converted into the right to receive a fraction of a share of West Marine Common Stock, par value $0.001 per share ("West

                                                              Page 5 of 12 Pages

Marine Common Stock"). A copy of the Plan of Merger is filed herewith as Exhibit B. In addition, also on April 2, 1996, West Marine and certain stockholders of the Issuer holding a majority of the Issuer's outstanding Shares (the "Majority Stockholders") entered into a Stockholders Agreement (the "Stockholders Agreement"), pursuant to which the Majority Stockholders (which hold in the aggregate approximately 55.3% of the outstanding Shares) have agreed to vote all of their Shares in favor of the transactions contemplated by the Plan of Merger and each has granted to West Marine and certain officers of West Marine, including Repass, an irrevocable proxy and attorney-in-fact (with full power of substitution) to vote such Shares in accordance therewith. The acquisition by West Marine of the Issuer and the Issuer's outstanding Shares at the Effective Time will be in consideration of West Marine Common Stock issued to holders of Shares at the Effective Time (although no fractional shares will be issued in the Merger and cash will be paid in lieu thereof). A copy of the Stockholders Agreement is filed herewith as Exhibit C. See also Item 4 below.

Item 4.  Purpose of the Transaction.
- ------   --------------------------

         The Plan of Merger provides for the acquisition by West Marine of the Issuer through the Merger. By reason of the Merger, each of the Shares shall be converted at the Effective Time into the right to receive a number of shares of West Marine Common Stock which will be determined by reference to the "Average Parent Trading Price" of West Marine Common Stock, which is defined in the Plan of Merger to equal the arithmetic mean of each of the closing sales prices per share of West Marine Common Stock on the NASDAQ/National Market System for each of the fifteen most recent days that shares of West Marine Common Stock have traded thereon ending on the day immediately prior to the Effective Time. If the Average Parent Trading Price is at least equal to $38.00 but not greater than $43.875, each holder of Shares of record as of the Effective Time (a "Stockholder") will receive such fraction of a share of West Marine Common Stock as is determined by multiplying the number of Shares owned of record by such Stockholder by $6.65 and dividing the resulting product by the Average Parent Trading Price; if the Average Parent Trading Price is greater than $43.875, each Stockholder will receive 0.15157 of a share of West Marine Common Stock for each Share owned of record by such Stockholder; and if the Average Parent Trading Price is less than $38.00, each Stockholder will receive 0.17500 of a share of West Marine Common Stock for each Share owned of record by such Stockholder.

         Consummation of the Merger is subject to the satisfaction of certain conditions, including approval of the transaction by the Stockholders of the Issuer holding a majority of its outstanding Shares and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

                                                              Page 6 of 12 Pages

         In order to induce West Marine to enter into the Plan of Merger and to consummate the Merger, West Marine entered into the Stockholders Agreement with DLJ Capital Corporation, DLJ Venture Capital Fund II, L.P., Sprout Capital V, Sprout Growth, L.P., Sprout Growth, Ltd., Kenneth G. Peskin, the Chairman of the Board and Chief Executive Officer of the Issuer, and his wife Judith Peskin, as trustee of certain family trusts.

         The Stockholders Agreement provides, among other things, that each Majority Stockholder shall vote (or cause to be voted) the Shares held by such Stockholder as follows:

         1. In favor of the Merger, the execution and delivery by the Issuer of the Plan of Merger and the approval of the terms thereof and each of the other actions contemplated by the Plan of Merger;

         2. Against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Plan of Merger or the Stockholders Agreement; or

         3. Against (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer and its subsidiaries; (ii) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries; or (iii) any change in the majority of the board of directors of the Issuer, any material change in the present capitalization of the Issuer, any amendment to the Issuer's Restated Certificate of Incorporation, any other material change to the Issuer's structure or business, or any other action which is intended or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to West Marine of the Merger or the transactions contemplated by the Plan of Merger or the Stockholders Agreement.

         In addition, each Majority Stockholder granted to, and appointed, West Marine and certain officers of West Marine, including Repass, as each such Majority Stockholder's irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the Shares in accordance with the above-described provisions of the Stockholders Agreement.

         The Stockholders Agreement terminates upon, among other things, the first to occur of the termination of the Plan of Merger in accordance with its terms or the Effective Time.

         Additionally, during the term of the Stockholders Agreement no Majority Stockholder shall (i) solicit or respond to

                                                              Page 7 of 12 Pages

any inquiry, proposal or offer from any person (other than West Marine, Merger Sub or any of their affiliates) relating to any direct or indirect business combination, tender or exchange offer, consolidation, merger, sale of substantial assets, sale of (or right to sell) shares of capital stock, recapitalization, liquidation, dissolution or similar transaction involving E&B Marine, or any other transaction which would reasonably be expected to dilute materially the benefits of the contemplated transactions to West Marine or its affiliates, or (ii) sell or otherwise transfer or dispose of such Majority Stockholder's Shares or any interest therein.

         West Marine's purpose for entering into the Stockholders Agreement is to empower West Marine to vote the Shares set forth in Item 5 below in the manner specified above.

Item 5.  Interest in Securities of the Issuer.
- ------   ------------------------------------

         (a) Under the terms of the Stockholders Agreement, the Majority Stockholders have agreed to vote or caused to be voted, in the manner specified in Item 4 above, and have granted irrevocable proxies with respect to, the 2,065,245 Shares owned by them. The total number of Shares which each of West Marine and Repass beneficially owns for purposes of Rule 13d-3 is 2,327,745 or approximately 55.3% of the outstanding Shares as of April 2, 1996 (based on the representation of the Issuer contained in Section 2.3 of the Plan of Merger as to the number of outstanding Shares).

         (b) West Marine has directly (and Repass has, due to his beneficial ownership of more than a majority of West Marine Common Stock, indirectly) shared power to vote or to direct the vote of the 2,065,245 Shares subject to the Stockholders Agreement insofar as West Marine has the power to vote and direct the vote of such Shares solely with respect to a vote by stockholders of the Issuers to approve the Merger, the Plan of Merger and the transactions contemplated thereby, in opposition to any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to West Marine of the Merger or the transaction contemplated by the Plan of Merger or the Stockholders Agreement, or to approve or oppose any of the other matters discussed in Item 4 above.

         (c) Except as described above, neither West Marine, Repass nor any other person named in Exhibit A hereof owns beneficially any Shares or had effected transactions in Shares during the 60 days preceding the date of this statement.

         (d) The Stockholders Agreement does not give either West Marine or Repass any rights to receive dividends on, or any proceeds from the sale of, the Shares subject to the Stockholders Agreement.

                                                              Page 8 of 12 Pages

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
- ------   ---------------------------------------------------------------------
to Securities of the Issuer.
- ---------------------------

         West Marine has retained Montgomery Securities to assist and advise it on the financial aspects of the Merger with the Issuer, and to render an opinion to West Marine as to the fairness of the Merger to West Marine and its stockholders. In consideration for such services, West Marine has agreed to compensate Montgomery Securities in an amount equal to a certain percentage of the total consideration paid in connection with the Merger, which amount would have been approximately $700,000 if based on the closing price of West Marine's Common Stock on April 2, 1996. West Marine has also agreed to provide Montgomery Securities with reimbursement against certain expenses and indemnification against certain liabilities.

         Other than as indicated elsewhere in this Statement, neither West Marine, Repass nor any of the other persons named in Exhibit A hereto is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
- ------   --------------------------------

Exhibit A -    Persons referenced in Item 2.
Exhibit B -    Agreement and Plan of Merger, dated as of April 2, 1996, by and among West Marine, Inc. ("West Marine"), WM Merger Sub, Inc., and
               E&B Marine Inc. (the "Issuer") (incorporated by reference to
               Exhibit 2.1 to West Marine's Current Report on Form 8-K dated
               April 2, 1996).
Exhibit C -    Stockholders Agreement, dated as of April 2, 1996, by and between
               West Marine and certain stockholders of the Issuer (incorporated by reference to Exhibit 2.2 to West Marine's Current Report on
               Form 8-K dated April 2, 1996).
Exhibit D -    Joint Filing Agreement, dated as of April 11, 1996, between West
               Marine and Randolph K. Repass.

                                                              Page 9 of 12 Pages

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 1996

                                          WEST MARINE, INC.


                                          By:   /s/ Randolph K. Repass
                                             ----------------------------------
                                             Name:  Randolph K. Repass
                                             Title:  Chairman of the Board

                                                             Page 10 of 12 Pages


                                 EXHIBIT INDEX

                                                           Sequentially
 Exhibit                                                   Numbered Page
 -------                                                   -------------
Exhibit A -    Persons referenced in Item 2.

Exhibit B -    Agreement and Plan of Merger dated as of
               April 2, 1996, by and among West Marine,
               Inc. ("West Marine"), WM Merger Sub,
               Inc., and E&B Marine Inc. (the "Issuer")
               (incorporated by reference to Exhibit 2.1
               to West Marine's Current Report on Form
               8-K dated April 2, 1996).

Exhibit C -    Stockholders Agreement, dated as of
               April 2, 1996, by and between West Marine
               and certain stockholders of the Issuer
               (incorporated by reference to Exhibit 2.2
               to West Marine's Current Report on Form
               8-K dated April 2, 1996).

Exhibit D -    Joint Filing Agreement, dated as of April
               11, 1996, between West Marine and
               Randolph Repass.

                                                             Page 11 of 12 Pages

                                   EXHIBIT A

     Set forth below is the information required by Item 2 of Schedule 13D for each executive officer and director of West Marine, Inc.

                        Principal Occupation, Name of
Name                    Employer and Business Address         Citizenship
- ----                    -----------------------------         -----------
Randolph K. Repass      Chairman of the Board                     U.S.
                        West Marine, Inc.
                        500 Westridge Drive
                        Watsonville, CA  95076-4100

Crawford Cole           President, Chief Executive Officer        U.S.
                          and Director
                        West Marine, Inc.

Richard C. Everett      Executive Vice President,                 U.S.
                          Chief Operating Officer and Director
                        West Marine, Inc.

John C. Zott            Senior Vice President, Finance,           U.S.
                          Chief Financial Officer and
                          Secretary
                        West Marine, Inc.

Robert Hebeler          Senior Vice President, Merchandise        U.S.
                        West Marine, Inc.

Geoffrey Eisenberg      Director of, and consultant to,           U.S.
                        West Marine, Inc.

James P. Curley         Director, West Marine, Inc.               U.S.
                        Chief Administrative Officer,
                          Senior Vice President,
                          Chief Financial Officer and
                          Director of
                        The Gymboree Corporation,
                        retailer of children's clothing
                        700 Airport Boulevard
                        Burlingame, CA  94010

Ronald P. Young         Director, West Marine, Inc.               U.S.
                        President of Innovative
                        Management Services,
                        a management consulting firm
                        439 Wellesley
                        Mill Valley, CA  94941

Walter Scott            Director, West Marine, Inc.               U.S.
                        Chairman of Scott, Woolf & Associates,
                        a management consulting firm
                        564 Santa Rita
                        Palo Alto, CA  94301

                                                             Page 12 of 12 Pages

                                   EXHIBIT D



                            JOINT FILING AGREEMENT
                            ----------------------


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (and any further amendment filed by them) with respect to the shares of Common Stock, $.001 par value per share, of E&B Marine Inc., a Delaware corporation.


Dated:  April 11, 1996


                                          WEST MARINE, INC.



                                          By:    /s/ Randolph K. Repass
                                             -----------------------------------
                                          Name:  Randolph K. Repass
                                          Title:  Chairman of the Board



                                                 /s/ Randolph K. Repass
                                          --------------------------------------
                                                     Randolph K. Repass